[ENTERPRISE GP HOLDINGS L.P. Letterhead]

August 23, 2005

VIA EDGAR AND FACSIMILE (202) 772-9204

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Attention: Mr. Scott Anderegg

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1, as amended (File No. 333-124320) of Enterprise GP Holdings L.P. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, August 23, 2005, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. We retract our letter of August 17, 2005, requesting acceleration of the effectiveness of the Registration Statement for Monday, August 22, 2005, at 12:00 p.m. Eastern Time.

In addition, we acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrant. We represent to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

United States Securities and Exchange Commission

August 23, 2005

Please call the undersigned at (713) 880-6568 with any questions regarding this matter.

ENTERPRISE GP HOLDINGS L.P. By: EPE Holdings, LLC, Its General Partner

By:	/s/ Richard H. Bachmann
Richard H. Bachmann Executive Vice President, Chief Legal Officer and Secretary

August 23, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Enterprise GP Holdings L.P.

Units representing Limited Partner Interests

Form S-1 File No. 333-124320

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on August 23, 2005 at 4:30 p.m. Eastern time or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: August 15, 2005
(ii)	Dates of distribution: August 15, 2005 – August 17, 2005
(iii)	Number of prospective underwriters: 11
(iv)	Number of prospectuses distributed under (iii) above: approximately 45,850
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Andrew Safran
Name:	Andrew Safran
Title:	Managing Director, Global Head of Energy, Power & Chemicals